UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 3, 2014.

Press Release

It may be unlawful to distribute these written materials in certain jurisdictions. These written materials are not for publication or distribution by any means or media, directly or indirectly, in whole or in part, in or into the United States, Canada, Australia or Japan.

The information contained in these written materials does not constitute or form part of an offer to sell, or the solicitation of an offer to buy, securities in the United States, Canada, Australia or Japan.  The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.  There will be no offering in the United States of the securities mentioned herein. No money, securities or other consideration is being solicited nor, if sent in response to the information contained herein, will be accepted.

Luxottica successfully concludes the placement and issuance of senior 10-year notes

Milan, Italy, February 3, 2014 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, today announced that it has successfully concluded the placement and issuance of 10-year senior notes targeted to institutional investors. Investors’ demand for the notes was more than Euro 4 billion, the final book being more than 8 times oversubscribed. The principal amount of the notes, which were assigned A- rating by Standard & Poor’s, is Euro 500 million.

The main characteristics of the notes are as follows:

•                  units of Euro 100,000 and multiples of Euro 1,000 in excess thereof;

•                  maturity date February 10, 2024;

•                  fixed gross annual coupon of 2.625%;

•                  issue price of 99.281.

It is expected that settlement and closing of the notes offering, which were issued in order to exploit favorable market conditions and extend the average maturity of the Group’s debt, will be on February 10, 2014. The notes will be traded on the regulated market of the Luxembourg Stock Exchange.

Luxottica Group — Contacts
Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013 Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
February 4, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER